

**Our products are already successfully reversing aging. We can make it more widely available with your support.**

Hey <<First Name>>,

When asked what makes Extended Longevity so investable, this is the response that drove all of our current backers to join our cause: **our products <u>WORK.</u>**

**You are not investing in an idea. When you back Extended Longevity, you're backing a patent-pending anti-aging solution with proven scientific outcomes from existing happy clients.**

Watch this brief video to learn more about our mission, results, and next steps so you can see **why** we're so enthusiastic:



Our product line has already demonstrated great success in slowing the determinans of aging. You can browse case studies on our website, including one of a 68-year-old man who successfully decelerated his biological age by 15 years.

Together, we can help people live longer, healthier lives by decelerating the aging process with proven science!

Learn more about it on Wefunder!

**Learn More**

**Some necessary "testing the waters" disclosures:**

- No money or other consideration is being solicited. If sent, it will not be accepted.
- No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
- Any indication of interest involves no obligation or commitment of any kind.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to email me back with specific questions and I'll get right back to you.

Talk soon,


Steven M. Schorr
CEO/Founder
Extended Longevity

---



## Join the next great revolution in human biology: longevity!

Hey <<First Name>>,

Hope all is well with you! I just wanted to follow up with you on the launch of our Wefunder campaign. We're amped about this raise and what's next in store for Extended Longevity!

To recap, we are inviting our friends, customers and closest supporters – you :) – to become investors in Extended Longevity. **We want you to share in our growth and success, because you are our foundation.**

Watch this short video about the company and **the success** our customers have experienced so far, so you can understand **why** we're so excited:



Extended Longevity is the **only current solution to decelerating the biomarkers of aging.** Together, we can help people live longer, healthier lives by decelerating the aging process with proven science!

I'm asking that if you do plan to reserve your spot as an investor, you do so sometime this week. Early momentum is extremely important for a successful campaign - the more we bring in now from our close network, the more we will engage the crowd and bring in new investors.

Learn more about it on Wefunder!

Learn More

**Some necessary "testing the waters" disclosures:**

- No money or other consideration is being solicited. If sent, it will not be accepted.
- No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
- Any indication of interest involves no obligation or commitment of any kind.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to email me back with specific questions and I'll get right back to you.

Talk soon,





## We wanted you to be the first to know!
## Our Wefunder campaign is LIVE!

Hey <<First Name>>,

Hope things are good with you!

**I have some great news** — our team has been preparing to raise from our supporters on the investment platform Wefunder. Well, not only were we accepted ... our raise for Extended Longevity, Inc. has officially **launched!**



We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, and valued customers. **You are our foundation.** So now we're inviting you to become an actual stakeholder in the company!

Extended Longevity is the only current solution to decelerating the biomarkers of aging. Together, we can help people live longer, healthier lives by decelerating the aging process with proven science.

We're primed and ready, and we want you to join the next great revolution in human biology: **longevity.**

You can learn all about it over on Wefunder!

**Learn More**

---

**Some necessary "testing the waters" disclosures:**

- No money or other consideration is being solicited. If sent, it will not be accepted.
- No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
- Any indication of interest involves no obligation or commitment of any kind.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to email me back with specific questions and I'll get right back to you.

Talk soon,



Steven M. Schorr
CEO/Founder
Extended
Longevity



# Successfully Reversing Aging, Extended Longevity, Inc., Announces its Wefunder Campaign

June 06, 2022 04:11 AM Hawaii Standard Time

MAUI, Hawaii--(BUSINESS WIRE)--Extended Longevity, a Hawaii-based longevity company focused on reversing the biomarkers of aging, announces a crowdfunding offering on Wefunder. You can learn about our offering here: https://wefunder.com/extended.longevityinc

Extended Longevity has introduced a product line of ten (10) targeted phytotherapeutic formulations that have successfully demonstrated deceleration of the determinant factors of aging. The company is currently running medically supervised studies, with independent lab tests revealing that these formulations have regrown telomeres to lengths equivalent to a 10 year-old, significantly lowered inflammation, and rolled back the epigenetic clock by an astonishing 22% (15 years).

On the Extended Longevity website are case studies detailing before and after results of an initial test cohort, including a 68-year-old who successfully decelerated his epigenome biological age by 15 years, for two years in a row. "We now believe we have **flattened the aging curve**," said CEO and Founder Steven M Schorr, "and we have initiated additional testing through an IRB (Investigative Review Board) study whose results will be available in the fall." Additionally, the company has proven test results demonstrating a 14-year reduction in a 75-year-old, a 12-year reduction in a 58-year-old woman, and two 42-year-old men with age reversals of 10 and 12 years, among others. All have significantly regrown their telomeres to that of adolescents and maintain very low C-RP inflammation.

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Extended Longevity has developed a patent-pending solution for aging with proven scientific results. This investment tranche will expand production capabilities, build brand awareness, and fund expanded ongoing trials to gather additional scientific data and show the continued success of its life-extending protocol.

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CEO Steven Schorr is an entrepreneur and public company CEO and CSO with 48 years of experience. He is a patented inventor and scientist who has dedicated his career to creating data-driven products that work for the health and wellness industry.

Disclosures:

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Contacts

Extended Longevity
Mark Matthews, 773.558.5781
sms@extendedlongevity.com



# Having Successfully Reversed Aging, Extended Longevity, Inc., Opens Fundraise through Wefunder

May 23, 2022 10:11 AM Eastern Daylight Time

MAUI, Hawaii--(BUSINESS WIRE)--Extended Longevity, a Hawaii-based longevity company focused on reversing the biomarkers of aging, has launched a crowdfunding offering on Wefunder, a portal that allows the public to get in early on some of the world's most exciting startups. You can learn about our offering here: https://wefunder.com/extended.longevity.inc

Extended Longevity has introduced a product line of ten targeted phytotherapeutic formulations that have demonstrated significant success in decelerating the determinant factors of aging. The company is currently running medically supervised studies, with independent lab tests revealing that these formulations have regrown telomeres to lengths consistent with preteens, significantly lowered levels of inflammation, and rolled back the epigenetic clock by an astonishing 15 years.

Available on the Extended Longevity website are case studies detailing before and after results of a small test cohort, including a 68-year-old who successfully decelerated his epigenome biological age by 15 years, for two years in a row. "We have **successfully flattened the aging curve,**" said CEO and Founder Steven M Schorr. Additionally, the company has proven test results demonstrating a 14-year reduction in a 75-year-old, a 12-year reduction in a 58-year-old woman, and two 42-year-old men with age reversals of 10 and 12 years, among others. All have significantly regrown their telomeres to that of adolescents and maintain very low C-RP inflammation.

The field of longevity science is the next great leap in human biology, and Extended Longevity boasts a patent-pending solution with proven scientific results. This investment tranche will expand production capabilities, build brand awareness, and fund expanded ongoing trials to gather additional scientific data and show the continued success of its life-extending protocol.

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Accept All Cookies

CEO Steven Schorr is an entrepreneur and executive with 47 years of experience. He is a patented inventor and scientist dedicated to creating data-driven products for the health and wellness industry.

Disclosures:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

## Contacts

Extended Longevity

Mark Matthews, 773.558.5781

sms@extendedlongevity.com



# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

**VOUCH FOR JOHN**

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